

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Stephen J. Schrader, Esq.
Baker & McKenzie LLP
Two Embarcadero Center, 11th Floor
San Francisco, CA 94111

> **Re:**   **PLX Technology, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 25, 2013**
> **File No. 1-25699**

Dear Mr. Schrader:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Who will solicit proxies on behalf of the Board, page 7

1.   We note that proxies may be solicited by mail, telephone, facsimile, e-mail, or personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Who will bear the cost of the solicitation of proxies, page 8

2.   Please fill in the amount that has been incurred to date since this amount is known. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Background of Proxy Solicitation, page 10

3. Please update the background discussion by describing the contacts in late October 2013.

Proposal No. 1. Election of Directors, page 14

4. We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

5. Please revise the last sentence of Mr. Raun's biographical information on page 17 to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 25

6. In PLX's next amendment, please revise to disclose the ownership percentages and the total number of shares outstanding.

Form of Proxy

Electronic Delivery of Future Proxy Materials

7. We note that the form of proxy includes instructions for consenting "to receive or access proxy materials electronically in future years." Please revise or advise us of the basis for this broad consent for future years. For example, we note that in future years, each solicitation would require the mailing of the notice of internet availability and that Rule 14a-16 does not apply to business combinations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3411 with any questions you may have.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions

cc: Keith F. Gottfried, Esq.
        Alston & Bird LLP